Name of Registrant:
Templeton Global Income Fund
File No. 811-05459

Exhibit Item No. 77 (c):  Matters Submitted To A Vote Of Security Holders



An Annual Meeting of Shareholders of Templeton Global Income Fund (the "Fund") was held at the Fund's offices, 500 East Broward Blvd., Fort Lauderdale, Florida, on February 25, 2005. The purpose of the meeting was to elect four Trustees of the Fund. At the meeting, the following persons were elected by the shareholders to serve as Trustees of the Fund: Edith E. Holiday, Gordon S. Macklin, Frank A. Olson and Constantine D. Tseretopoulos.* No other business was transacted at the meeting.

The election of four (4) Trustees:


                                                     % of      % of Shares                     % of      % of Shares
                                                 Outstanding   Present and                  Outstanding  Present and
Term Expiring 2008                   For            Shares        Voting        Withheld      Shares        Voting
------------------------------ ----------------- ------------- ------------- -------------- ------------ -------------

Edith E. Holiday               105,907,962.9438     81.61%        97.82%     2,362,648.3755    1.82%        2.18%
Gordon S. Macklin              105,642,736.9438     81.41%        97.57%     2,627,874.3755    2.02%        2.43%
Frank A. Olson                 105,856,684.9438     81.57%        97.77%     2,413,926.3755    1.86%        2.23%
Constantine D. Tseretopoulos   106,001,895.9438     81.68%        97.90%     2,268,715.3755    1.75%        2.09%


*Harris J. Ashton, Frank J. Crothers, S. Joseph Fortunato and Fred R. Millsaps currently serve as Independent Trustees. Charles B. Johnson currently serves as Interested Trustee. Their terms of office continued after the annual meeting of shareholders.